UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

AudioCodes Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M15342-10-4

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shabtai Adlersberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,766,480+
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,766,480+
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,766,480+
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

+ Includes options to purchase 423,718 ordinary shares, exercisable within 60 days of December 31, 2007.

* This percentage calculation is based on 43,089,552 outstanding shares as of December 31, 2007, which does not include 3,942,139 treasury shares outstanding as of December 31, 2007.

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:
AudioCodes Ltd. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:
1 Hayarden Street
Airport City, Lod 70151, Israel

Item 2.

(a)	Name of Person Filing:
Shabtai Adlersberg

(b)	Address of Principal Business Office or, if None, Residence:
1 Hayarden Street
Airport City, Lod 70151, Israel

(c)	Citizenship:
Israel

(d)	Title of Class of Securities:
Ordinary Shares, NIS 0.01 par value.

(e)	CUSIP Number:
M15342-10-4

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a).	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned:

5,766,480 (See Footnote 1, Page 2)

(b)	Percent of class:

13.4% (See Footnote 2, Page 2)

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 5 of 6 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

5,766,480 (See Footnote 1, Page 2)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

5,766,480 (See Footnote 1, Page 2)

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported onby the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

/s/ SHABTAI ADLERSBERG —————————————— Shabtai Adlersberg

Page 6 of 6 pages